November 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Asia Timmons-Pierce

Re:	Lionheart III Corp Registration Statement on Form S-1 File No. 333-254479

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 1, 2021, in which we joined Lionheart III Corp’s request for the acceleration of the effective time of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on November 2, 2021, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

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[Signature Page Follows]

Very truly yours, NOMURA SECURITIES INTERNATIONAL, INC. as representative of the several underwriters

By:	/s/ James Chernard
Name:	James Chernard
Title:	Managing Director